SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A. held on September 8, 2009.
2.	Minutes of the Extraordinary General Shareholders’ Meeting of Telemig Celular S.A. held on September 8, 2009.

Item 1

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON SEPTEMBER 08, 2009

1.           DATE, TIME AND PLACE: September 08, 2009, at 11 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The call notice was dismissed in compliance with paragraph 4o of article 124, of Law 6,404/76.

3.           ATTENDANCE: the sole shareholder of the Company, Vivo Participações S.A., attended the meeting, representing 100% of the capital stock of the Company, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”.

4.           AGENDA: cancellation of the registration of the Company as publicly-held company

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6.           RESOLUTION: The shareholder analyzed the agenda and resolved to approve the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A. (the “Company”) with the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”), which became its sole shareholder. The Chairman reminded the shareholder that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on May 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009, and had the purpose of simplifying the structure of the companies involved and consolidating the shareholders into one publicly-held Company, Vivo Part., with higher liquidity in the stock market.

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON SEPTEMBER 08, 2009

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, the shareholder acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph one, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, the publication of these minutes shall occur with the omission of the shareholder´ representatives signatures.

SIGNATURES: Breno Rodrigo Pacheco de Oliveira - Chairman; Bruno Angelo Indio e Bartijotto - Secretary - OAB/SP No. 238.766; and VIVO PARTICIPAÇÕES S.A. - represented by Breno Rodrigo Pacheco de Oliveira.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular Participações S.A., held on September 08, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Secretary - OAB/SP No. 238.766

Item 2

TELEMIG CELULAR S.A.
CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON SEPTEMBER 08, 2009.

1.           DATE, TIME AND PLACE: September 08, 2009, at 10:00 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The call notice was dismissed in compliance with paragraph 4o of article 124, of Law 6,404/76.

3.           ATTENDANCE: the sole shareholder of the Company, Telemig Celular Participações S.A., attended the meeting, representing 100% of the capital stock of the Company, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”.

4.           AGENDA: cancellation of the registration of the Company as publicly-held company

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6.           RESOLUTION: The shareholder analyzed the agenda and resolved to approve the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of the Company into Telemig Celular Participações S.A. (“TCP”), which became its sole shareholder, with, on the same day, the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”).

TELEMIG CELULAR S.A.
CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON SEPTEMBER 08, 2009.

The Chairman reminded the shareholder that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on May 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009, which approved the transaction, and had the purpose of simplifying the structure of the companies involved and consolidating the shareholders into one publicly-held company, Vivo Part., with higher liquidity in the stock market.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, the shareholder acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph one, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, the publication of these minutes shall occur with the omission of the shareholder´ representatives signatures.

SIGNATURES: Breno Rodrigo Pacheco de Oliveira - Chairman; Bruno Angelo Indio e Bartijotto - Secretary - OAB/SP No. 238.766; TELEMIG CELULAR PARTICIPAÇÕES S.A. - represented by Breno Rodrigo Pacheco de Oliveira.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular S.A., held on September 08, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Secretary - OAB/SP No. 238.766

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	September 9, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer